Exhibit 99.1

ATTUNITY ANNOUNCES
2011 ANNUAL GENERAL MEETING

Burlington, MA– November 10, 2011 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration, announced today that its 2011 Annual General Meeting of Shareholders will be held on Thursday, December 22, 2011 at 10:00 a.m. Israel time, at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel. The record date for the meeting is November 14, 2011.

The agenda of this announced annual general meeting is as follows:

1.	To re-elect Shimon Alon, Dov Biran, Dan Falk and Ron Zuckerman as directors of the Company;

2.	To re-elect Ms. Tali Alush-Aben as external director;

3.	To authorize Mr. Shimon Alon, the Chief Executive Officer of the Company, to also serve as the Chairman of the Board of Directors of the Company for a term of three years;

4.	To approve modifications to the terms of employment (including grant of stock options) of Mr. Shimon Alon as our Chief Executive Officer;

5.	To grant stock options to our non-employee directors;

6.
To approve amendments to Articles 1 and 98 of the Company’s Articles of Association in order to incorporate recent changes in Israeli law relating to indemnification and insurance of directors and officers;

7.	Subject to approval of Proposal 6, to approve an amendment to the form of indemnity letters issued by the Company in favor of directors and officers;

8.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

9.	To review and consider the auditors’ report and the Company’s consolidated financial statements for the year ended December 31, 2010.

Items 1, 2 (since the Company does not have a "controlling shareholder" within the meaning of the Israeli Companies Law) and 4-8 require the approval of a simple majority of the shares voted on the matter. Item 3 requires the approval of a simple majority of the shares voted on the matter; provided that (i) the shares voting in favor of such resolution include at least two-thirds (2/3) of the shares voted by shareholders who are not “controlling shareholders” or do not have a "personal interest" in the matter (as such terms are defined in the Companies Law) ("Unaffiliated Shareholders"), or (ii) the total number of shares voted against the resolution by Unaffiliated Shareholders does not exceed 2% of Attunity’s outstanding shares. Item 9 does not require a vote by the shareholders.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association. In accordance with the Companies Law, position statements must be delivered to the Company no later than 10 days following the record date.

Additional Information and Where to Find It

In connection with the meeting, Attunity will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, the Company’s website at www.attunity.com or by directing such request to the Company's Investor Relations below.

About Attunity

Attunity is a leading provider of real-time data integration software that enables access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our offering includes software solutions such as data replication, real-time change-data-capture (CDC) and real-time data connectivity, as well as enterprise file replication and managed-file-transfer (MFT) offered through our RepliWeb division. Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; our liquidity challenges and the need to raise additional capital in the future; market acceptance of the Attunity Replicate and the development of a market for such product; timely availability and customer acceptance of Attunity’s new and existing products; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2011 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com